Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Six Months Ended June 30, 2012 Compared to Six Months Ended June 30, 2011

	Six months ended
	June 30, 2012		June 30, 2011
	(in thousands and as a percentage of total revenues) (Unaudited)
Revenues	$55,527	100%	$55,448	100%
Cost of revenues	42,726	76.9	42,692	77.0
Gross profit	12,801	23.1	12,756	23.0
Operating expenses:
Sales and marketing	3,347	6.0	3,454	6.2
General and administrative	5,025	9.0	4,805	8.7
Total operating expenses	8,372	15.1	8,259	14.9
Operating income	4,429	8.0	4,497	8.1
Interest and marketable securities income	301	0.5	222	0.4
Currency fluctuation and other financial income (expenses), net	(233)	(0.4)	282	0.5
Changes in fair value of embedded currency conversion derivatives	312	0.6	(1,191)	(2.1)
Income before taxes on income	4,809	8.7	3,810	6.9
Income taxes	1,391	2.5	861	1.6
Net income	$3,418	6.2	$2,949	5.3

Revenues.  Revenues were $55.5 million for the six months ended June 30, 2012, an increase of 0.1%, from $55.4 million for the six months ended June 30, 2011.  The increase in revenues was primarily due to additional services provided for content management and distribution and additional revenues from MSS services, set off by a decrease in revenues due to the completion of a large TV project and the weakening of the Euro relative to the U.S. dollar. Exchange rate differences between the six months ended June 30, 2012 and the six months ended June 30, 2011 reduced our revenues by approximately $1.4 million.

Cost of Revenues.  Cost of revenues consists primarily of network services costs, and to a lesser extent, labor costs and depreciation and amortization.  The cost of revenues was $42.7 million for the six months ended June 30, 2012 and 2011.  As a percentage of total revenues, cost of revenues decreased from 77.0% in the six months ended June 30, 2011 to 76.9% in the six months ended June 30, 2012.

Network services costs were $32.5 million in the six months ended June 30, 2012, a decrease of $0.3 million, or 0.9%, from $32.8 million in the six months ended June 30, 2011.  The $32.5 million network services costs incurred in the six months ended June 30, 2012 consist of $29.2 million of expenses related to our content management and distribution services, a decrease of $0.1 million, or 0.5%, compared to the six months ended June 30, 2011, and $3.3 million of expenses related to the cost of MSS network and transmission services from third parties, a decrease of $0.1 million, or 4.4%, compared to the six months ended June 30, 2011.

Sales and Marketing Expenses. Sales and marketing expenses decreased 3.1% to $3.3 million or 6.0% of revenues, in the six months ended June 30, 2012 compared to $3.5 million, or 6.2% of revenues, in the six months ended June 30, 2011.  The decrease was driven by a decrease in agents and commission fees paid to third parties.

 General and Administrative Expenses.  General and Administrative expenses increased 4.6% to $5.0 million or 9.0% of revenues, in the six months ended June 30, 2012 compared to $4.8 million, or 8.7% of revenues, in the six months ended June 30, 2011.  The increase was driven by an increase in provision for doubtful debts.

Interest and Marketable Securities Income.  Interest and marketable securities income, primarily representing interest income earned on bank deposits and gains from marketable securities, was $0.3 million in the six months ended June 30, 2012, an increase of $0.1 million from $0.2 million in the six months ended June 30, 2011.  This increase is primarily the result of the increase in our free cash flow.

Currency Fluctuation and Other Financial Income (Expenses), Net.  Currency fluctuation and other financial expenses, net, primarily resulting from currency exchange rate fluctuations affecting transactions denominated in currencies other than the U.S. dollar, our functional currency, resulted in a net expense of  $0.2 million in the six months ended June 30, 2012, an increase of $0.5 million compared to a net $0.3 currency fluctuation and other financial income in the six months ended June 30, 2011, mainly due to the weakening of the Euro relative to the U.S. dollar.

Changes in Fair Value of Embedded Currency Conversion Derivatives.  The change in fair value of embedded currency conversion derivatives resulted in an income of $0.3 million in the six months ended June 30, 2012, compared to an expense of $1.2 million in the six months ended June 30, 2011.  The changes in the fair values of these embedded currency conversion derivatives were due to changes in the exchange rate fluctuations between the U.S. dollar and the Euro, and the amounts, timing, duration and composition of these contracts with customers and service providers.

Income Taxes.  Income taxes were $1.4 million in the six months ended June 30, 2012, an increase of $0.5 million from $0.9 million in the six months ended June 30, 2011.  The increase is due to the increase in income before taxes on income from $3.8 million in the six months ended June 30, 2011 to $4.8 million in the six months ended June 30, 2012.  Most of our taxes are calculated based on Israeli tax law and are based on NIS denominated tax returns.  Our effective tax rate for the six months ended June 30, 2012 was 28.9%.  The increase in the effective tax rate from 22.6% in the six months ended June 30, 2011 to 28.9% in the six months ended June 30, 2012 was due to the impact of the devaluation of the NIS against the U.S. dollar during the six months ended June 30, 2012, which resulted in higher NIS income for tax purposes.

Net Income.  Net income was $3.4 million in the six months ended June 30, 2012, an increase of 15.9% from $2.9 million in the six months ended June 30, 2011.  The increase is primarily due to the change in the fair value of embedded currency conversion derivatives and currency fluctuation as discussed above.

Segment Results. For the six months ended June 30, 2012 and 2011, our total revenues included $51.4 million of revenues derived from our content management and distribution services.

For the six months ended June 30, 2012 our total revenues included  $4.1 million of revenues derived from our MSS business, an increase of $0.1 million, or 1.6%, compared to the six months period ended June 30, 2011.

The gross profit of our content management and distribution services to television and radio decreased by $0.3 million or 2.7% to $12.3 million or 23.9% of revenues for the six months ended June 30, 2012, compared to $12.6 million or 24.6% of revenues for the six months ended June 30, 2011.

The gross profit of our MSS business increased by $389 thousand or 316.3% to $512 thousand or 12.4% of revenues in the six months ended June 30, 2012, compared to $123 thousand or 3% of revenues in the six months ended June 30, 2011.

Liquidity and Capital Resources

Cash and Cash Equivalents. Cash and cash equivalents were $17.9 million at June 30, 2012, and $9.3 million at June 30, 2011.  The increase from June 30, 2011 to June 30, 2012 was primarily attributable to a decrease in  net cash used in investment activities.

	Six months ended June 30,
	2012	2011

Statement of Cash Flows Data:
Net cash provided by operating activities	$7,665	$7,939
Net cash used in investing activities	(266)	(9,085)
Net cash used in financing activities	(3,990)	(2,602)
Increase (decrease) in cash and cash equivalents	$3,409	$(3,748)
Cash and cash equivalents — beginning of year	14,443	13,091
Cash and cash equivalents — end of period	$17,852	$9,343

Operating Activities

 For the six months ended June 30, 2012, net cash provided by operating activities was $7.7 million, a decrease of $0.2 million from $7.9 million of net cash provided by operating activities for the six months ended June 30, 2011.  Our cash flow from operating activities were negatively impacted due to an increase of working capital of $1.4 million in the first half of 2012, compared with increase of working capital of $1.2 million in the first half of 2011. For the six months ended June 30, 2012 the increase in working capital was due to an increase in account receivables, decrease in accounts payable and increase in prepaid expenses, offset by an increase in deferred income. For the six months ended June 30, 2011 the increase in working capital was due to an increase in account receivables and decrease in deferred income, offset by an increase in accounts payables.

Investing Activities

For the six months ended June 30, 2012, we used $0.3 million, net, for investing activities compared to $9.1 million in the first half of 2011.  For the six months ended June 30, 2012, we used $3.2 million for investments in fixed assets, offset by $2.9 million of net proceeds from marketable securities.  For the six months ended June 30, 2011, we used $10.8 million for investments in fixed assets, offset by $1.7 million of net proceeds from marketable securities.

Financing Activities

During the six months ended June 30, 2012 and 2011, we paid dividends to our shareholders in the amount of $4.0 million and $2.6 million, respectively.